Mail Stop 6010
      August 22, 2005


Mr. Frederick M. Strader
President and Chief Executive Officer
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland 21030


      Re:	United Industrial Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
      Form 10-Q for the Quarterly Period Ended June 30, 2005
      File No. 1-4252

Dear Mr. Strader:


      We have reviewed your filings and have the following
comments.
We have limited our review of your filings to those issues we have
addressed in our comments.    In our comments, we ask you to
provide
us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 48

Note 17. Discontinued Transportation Operation, page 86


1. Please tell us in sufficient detail why you classified your investment in ETI within discontinued operations as of December
31,
2004 and June 30, 2005.  Refer to paragraphs 27 and 51 of SFAS
144.


Note 18. Investments in Unconsolidated Investees, page 87


2. Please tell us why you began to record 100% of ETI`s losses in 2002. Cite the accounting literature upon which you relied and explain how you applied that literature to your situation. Discuss your consideration of FIN 46(R). Please also discuss why you did not include financial statements of ETI in your Form 10-K pursuant to Rule 3-09.


Form 10-Q for the Quarterly Period Ended June 30, 2005

Item 1. Financial Statements, page 2

Consolidated Condensed Statements of Operations, page 3


3. Please tell us why you classified the gain on sale of property of
$7,152,000 for the six months ended June 30, 2005 within non-operating income and expenses, and not within your operating income.
Refer to paragraph 45 of SFAS 144.



       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Praveen Kartholy, Staff Accountant at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief at 202.551.3327.


      Sincerely,



      Kate Tillan
Assistant Chief Accountant

Frederick M. Strader
United Industrial Corporation
August 22, 2005
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